EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Three months ended
	March 31,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings from continuing operations	$195,922	$227,033	$987,139	$712,813	$300,062	$215,621	$231,765

Add:

Minority interest	1,106	173	6,003	3,457	5,243	4,875	4,959

Income taxes	27,332	21,421	68,899	30,528	26,892	43,562	15,374

Interest expense	85,124	88,651	368,065	294,403	177,562	152,551	154,427

Earnings, as adjusted	$309,484	$337,278	$1,430,106	$1,041,201	$509,759	$416,609	$406,525

Combined fixed charges and preferred share dividends:

Interest expense	$85,124	$88,651	$368,065	$294,403	$177,562	$152,551	$154,427

Capitalized interest	41,339	25,705	125,382	97,297	63,885	37,388	36,425

Total fixed charges	126,463	114,356	493,447	391,700	241,447	189,939	190,852

Preferred share dividends	6,354	6,354	25,423	25,416	25,416	25,746	30,485

Combined fixed charges and preferred share dividends	$132,817	$120,710	$518,870	$417,116	$266,863	$215,685	$221,337

Ratio of earnings, as adjusted to combined fixed charges and preferred share dividends	2.3	2.8	2.8	2.5	1.9	1.9	1.8